FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2018
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry and John Chen Agree to Contract Extension	1.

Document 1

For Immediate Release – News Release

BlackBerry and John Chen Agree to Contract Extension

WATERLOO, ONTARIO – March 15, 2018 – BlackBerry Limited (NYSE: BB; TSX: BB) and its Executive Chairman and CEO, John Chen, today announced an agreement to extend Mr. Chen’s leadership of BlackBerry through November 2023. Mr. Chen joined BlackBerry in November 2013 and is responsible for defining the company’s vision and goals, setting its strategy, and ensuring its execution.

“The BlackBerry Board of Directors has tremendous confidence in John Chen. John engineered a successful turnaround and has the company repositioned to apply its strengths and assets to the Enterprise of Things, an emerging category with massive potential,” said Prem Watsa, Lead Director and Chair of the Compensation, Nomination and Governance Committee of the BlackBerry Board. “John’s leadership is critical and the Board has determined that it is in the best of interests of BlackBerry and its shareholders to continue his service through November 2023.”

Since becoming CEO, Mr. Chen has led BlackBerry through an historic turnaround that has seen the iconic company shed its hardware manufacturing business, return to financial stability, and make strategic investments in cybersecurity and embedded software that today are delivering the vast majority of the company’s revenue and growth.

The five-year contract extension for Mr. Chen is weighted toward long-term performance-based equity and cash awards, in addition to a time-based equity award. There will be no change to Mr. Chen’s base salary, short-term cash incentive, or benefits. The time-based equity award consists of five million restricted share units (RSUs) that will vest annually over five years in equal tranches beginning on November 3, 2019. The performance-based equity award consists of five million RSUs that will vest in five equal tranches if and when the market price of BlackBerry’s shares rises to reach whole dollar amounts from USD $16 to $20. The performance-based cash award will vest and become payable if the market price of BlackBerry’s shares reaches USD $30. The stock price targets for the performance-based equity and cash awards must be achieved over a 10-day trading average. For all the performance-based awards to vest, the market capitalization of BlackBerry would have to reach approximately $16.1 billion, representing an increase of about 134% above BlackBerry’s market capitalization as of the close of trading on March 14, 2018.

Complete details will be provided in BlackBerry’s Management Information Circular, which will be filed and made public in May 2018 in connection with the company’s June 2018 Annual General Meeting of shareholders.

About BlackBerry
BlackBerry is a cybersecurity software and services company dedicated to securing the Enterprise of Things. Based in Waterloo, Ontario, the company was founded in 1984 and operates in North America, Europe, Asia, Australia, Middle East, Latin America and Africa. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BB" on the New York Stock Exchange. For more information, visit www.BlackBerry.com.

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Media Contacts:
BlackBerry
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	March 15, 2018	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller